Aurora Market I				
Profit and Loss				
January - December 2024				
	Total			
Income				
Catering Sales	7,289.23			
Sales of Product Income	273,838.71			
Total Income	$ 281,127.94			
Cost of Goods Sold				
Business Supplies	34,761.41			
Cost of Goods Sold	44,426.48			
Merchant Fees	4,141.71			
Total Cost of Goods Sold	$ 83,329.60			
Gross Profit	$ 197,798.34			
Expenses				
Advertising				
Website & Ads	186.11			
Total Advertising	$ 186.11			
Bank Charges	184.61			
Business Equipment and Fixtures	38.16			
Business Licences	1,635.00			
Contract Labor	2,330.81			
Insurance	7,599.22			
Interest Expense	8,007.18			
Meals & Entertainment	1,954.25			
Office Expenses				
Dues & Subscriptions	533.58			
Office Supplies	3,678.04			
Printing & Photocopying	28.48			
Software & App	17.98			
Total Office Expenses	$ 4,258.08			
Payroll Taxes	282.18			
Repair & Maintenance	3,943.99			
Taxes - IRS	21,819.22			
Utilities				

Electric	5,462.68			
Gas	407.38			
Internet and Phone	2,224.37			
Waste Management	2,578.94			
Water	3,126.52			
Total Utilities	$ 13,799.89			
Vehicle Expenses				
Parking & Tolls	7.00			
Total Vehicle Expenses	$ 7.00			
Wages	43,539.34			
Total Expenses	$ 109,585.04			
Net Operating Income	$ 88,213.30			
Other Income				
Grant	250.00			
Total Other Income	$ 250.00			
Net Other Income	$ 250.00			
Net Income	$ 88,463.30			
Tuesday, Apr 15, 2025 08:42:31 AM GMT-7				

Aurora Market I
Balance Sheet
As of December 31, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
MT - Aurora Market (7601)		87,833.54
Total Bank Accounts	$	**87,833.54**
Other Current Assets		
Inventory Asset		5,000.00
Total Other Current Assets	$	**5,000.00**
Total Current Assets	$	**92,833.54**
Fixed Assets		
Aurora I Business Assets/Improvements		79,389.74
Total Fixed Assets	$	**79,389.74**
TOTAL ASSETS	$	**172,223.28**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
M&T Crdit Card 6310		0.00
Total Credit Cards	$	**0.00**
Total Current Liabilities	$	**0.00**
Long-Term Liabilities		
Onwer's Capital Contribution		18,321.64
Total Long-Term Liabilities	$	**18,321.64**
Total Liabilities	$	**18,321.64**
Equity		
Opening Balance Equity		69,404.38
Retained Earnings		32,677.24

Net Income		88,463.30
Total Equity	$	**190,544.92**
TOTAL LIABILITIES AND EQUITY	$	**208,866.56**

	Aurora Market I			
	Statement of Cash Flows			
	January - December 2024			
	Total			
OPERATING ACTIVITIES				
Net Income	88,463.30			
M&T Crdit Card 6310	5,408.79			
Net cash provided by operating activities	$ 93,872.09			
FINANCING ACTIVITIES				
M&T Aurora Market Loan	12,912.85			
Opening Balance Equity	69,404.38			
Net cash provided by financing activities	$ 82,317.23			
Net cash increase for period	$ 176,189.32			
Cash at beginning of period	88,355.78			
Cash at end of period	$ 87,833.54			
Tuesday, Apr 15, 2025 09:46:43 AM GMT-7				